UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: January 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Material Agreement

Share Sale and Purchase Agreement

On January 23, 2026 (the “Execution Date”), Maxeon announced that SunPower Technology Ltd., a subsidiary of Maxeon incorporated under the laws of the Cayman Islands (the “Vendor”) and MFS Technology (S) PTE Ltd, an entity organized under the laws of Singapore (the “Buyer”), entered into a Share Sale and Purchase Agreement (the “SPA”) pursuant to which Buyer will purchase all issued shares of SunPower Malaysia Manufacturing Sdn. Bhd., a Malaysian private company engaged in manufacturing solar power products and a subsidiary of Maxeon (the “Target”).

The SPA provides that Vendor will sell, and Buyer will purchase all issued shares of the Target, free of any encumbrances (the “Sale Shares”). The Final Purchase Consideration for the Sale Shares equals the Base Purchase Consideration of US$51 million less US$10 million tax liability for an uncertain tax position (the “UTP Amount”), with adjustments for certain “Leakage” under a locked-box construct. Within seven business days of the Execution Date, Buyer shall pay to the Vendor US$8.2 million (such payment, the “Deposit”). At closing, Buyer shall pay to the Vendor the Final Purchase Consideration, net of the Deposit and certain adjustments contemplated under the SPA (such payment the “Completion Payment”). On the Execution Date, the Vendor delivered to the Buyer a guaranty for the benefit of the Buyer executed by Maxeon under which Maxeon has guaranteed the performance of all of the Vendor’s obligations, duties, undertakings, warranties and indemnities under the SPA as if Maxeon were the sole principal obligor.

Locked Box; Leakage Adjustment; Debt. The transaction is on a locked box basis with a Locked Box Date of October 31, 2025 and Locked Box Accounts representing the unaudited balance sheet and profit and loss statement of the Target ended on the Locked Box Date. Vendor must notify Buyer of any known leakage (which term exempts items that represent Permitted Leakage) five business days before the closing, reducing the Final Purchase Consideration by such amount. If the leakage was not reduced from the Final Purchase Consideration, the Vendor shall pay to the Buyer within ten business days of Vendor’s receipt of the Buyer’s notice, an amount in cash equal to such Leakage with interest at a rate of 5.5% per annum applicable for the period from (and including) the closing date to (and excluding) the date of such payment to the Buyer. If the Vendor disputes the Buyer’s notice related to the unpaid Leakage amount, the Vendor must notify the Buyer within 7 business days of receiving the Buyer’s notice and if there is no consensus between the parties within ten business days, the parties will resolve such dispute through engagement of an accounting firm. If there is any outstanding Debt (as the term is defined in the SPA) as of the closing date, following a demand by the Buyer, the Vendor shall pay to the Buyer within ten business days of the Vendor’s receipt of the Buyer’s notice, by way of adjustment to the Final Purchase Consideration an amount of cash equal to the Debt amount with interest at a rate of 5.5% per annum applicable for the period from (and including) the closing date to (and excluding) the date of such payment to the Buyer. Any such notices from the Buyer should be delivered within nine (9) months of the closing date. Any refund of Retained Sums (as such term is defined in the SPA) to the Vendor is subject to good faith cooperation between the parties post-closing and verification of the receipt of such Retained Sums by the Target prior to any refund.

Uncertain Tax Matter. Target has recorded an uncertain tax liability amounting to USD10,000,000 (“Tax Reserve”) in respect of certain tax incentives. Given that the UTP Amount will be paid to the Government of Malaysia in Ringgit Malaysia, the equivalent amount in United States Dollar shall be calculated based on the MYR/USD exchange rate applied by the remitting bank on the day the Company pays the UTP Amount to the Government of Malaysia. If the actual liability is determined within seven years post-closing to be lower than the Tax Reserve, Buyer will pay the difference to Vendor; if higher, Vendor shall pay the difference to Buyer. If the tax liability remains undetermined after seven years, Buyer shall pay the Tax Reserve to Vendor. Buyer must consult and coordinate with Vendor on the Tax Reserve matters and allow Vendor to participate or assume conduct (if it elects to do so) regarding dealings with authorities.

Conditions Precedent; Longstop. The closing of the transactions contemplated under the SPA is subject to customary conditions precedent, including (i) approval of the SPA by the Vendor’s board of directors; (ii) approval of the SPA and the guaranty from the Guarantor’s board of directors; (iii) the Air Products Case (defined in the SPA as any and all ongoing legal proceedings, claims, actions, or disputes between the Target and Air Products Malaysia Sdn Bhd) shall have been fully and finally settled, resolved or otherwise concluded, and all costs, expenses, liabilities and amounts payable by the Company in connection therewith shall have been paid in full; (iv) the Buyer’s satisfaction that no Material Adverse Effect has occurred between the Locked Box Date and the date which the last condition precedent has been fulfilled, (v)satisfaction of all closing conditions and (vi) no Action (as defined in the SPA) having been threatened or instituted against the Vendor, the Company or Target seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, the transactions contemplated by the SPA. The Parties can proceed with the closing on the seventh (7th) business day after satisfaction or waiver by the parties (to the extent permitted by laws) of all the conditions precedent, including delivery of a special resolution signed by the Buyer approving the Capital Reduction (as defined in the SPA), or at such other time agreed between the Buyer and the Vendor. The SPA contemplates a Longstop Date of February 27, 2026 for the closing to take place, with an automatic extension of one month or as otherwise the parties agree in writing to the extent that the parties are otherwise in compliance with their respective obligations.

Post-closing; Capital Reduction; Directors; 2025 Tax Liability. The Vendor has undertaken to ensure that a capital reduction of the Target occurs within twelve weeks after the closing in order to reduce its issued share capital to RM2,500,000.00 as a way of offsetting the deficit (in the amount of USD359,187,866.45) arising on Target’s financial statements due to the waiver of the Net Intercompany Balances prior to or on the closing. Should the Vendor breach this undertaking, it shall be liable for liquidated damages of twice the amount of the Deposit within ten business days of the breach of that undertaking. The parties have agreed that the current directors of Target will continue in their roles to complete amongst other matters the capital reduction, before resigning. The Vendor has also agreed to bear any tax arising for Target for 2025.

Closing; Transfer of Title. At closing, Vendor is required to deliver a full suite of documentation including share transfer instruments, board resolutions to register Buyer and appoint Buyer-nominated directors following the resignation of the current directors, a waiver letter in relation to Net Intercompany Balances in a form and substance satisfactory to the Buyer, certain documents required in connection with the capital reduction and certificates confirming among other things (A) termination of all intra-group agreements, (B) termination of all Target contracts, with the exception of certain contracts identified as “Continuing Contracts,” and (C) no outstanding Target Debt.

Representations and Warranties. The SPA contains customary representation, warranties and covenants customary made by their respective parties thereto. Between the Execution Date and the closing, Vendor undertakes to permit the Buyer to communicate and interview the personnel providing services to the Target and take the steps necessary to enable employment of certain personnel the Buyer decides to retain. In addition, for a period of three years post-closing, the Vendor and companies in the Vendor Group (as such term is defined in the SPA) cannot directly or indirectly solicit any employees of the Target, subject to certain exceptions.

Claims; Limitations; Survival. Save for certain carve-outs, including but not limited to the capital reduction, any tax liability for Target for 2025, the uncertain tax matter and Air Products Case, Vendor’s aggregate liability for claims under the SPA is capped at USD$16,000,000.00, and the Vendor will only be liable for a claim under the SPA if the aggregate amount of all claims under the SPA exceeds an agreed threshold as set out in the SPA. Except fraud, Vendor shall not be liable under the SPA in respect of any claim unless a written notice of the claim is given by the Buyer to the Vendor pursuant to the following timelines: within 24 months for general warranties, within five years for fundamental warranties and indemnities, within seven years for tax warranties, and within 24 months for breach of a covenant undertaken to be performed before or after the closing.

Termination; Remedies. If the closing conditions are not satisfied by the Longstop Date as extended, either party may rescind the SPA and the Deposit shall be refunded to Buyer as long as there is no defaulting party. Otherwise, each party has the right to terminate the SPA for breach with certain specified consequences, including specific performance options, or refund if Vendor is in breach.

Governing Law; Dispute Resolution. The SPA is governed by the laws of Malaysia and any disputes will be solved through arbitration administered by the Asian International Arbitration Centre (“AIAC”), in accordance with the AIAC Arbitration Rules for the time being in force, in Kuala Lumpur, Malaysia.

The foregoing description of the SPA and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the SPA has been included to provide shareholders of Maxeon with information regarding their terms and are not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.

The SPA contains representations, warranties, covenants and agreements, which were made only for purposes of such agreements and as of specified dates. The representations and warranties in the SPA reflect negotiations between the parties to the SPA and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the SPA may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the SPA may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Documents, and unless required by applicable law, the Company undertakes no obligation to update such information.

Capitalized terms used but not otherwise defined, shall have the meaning given to them in the SPA.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-283187), and Form S-8( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to close the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; the Company’s manufacturing plans in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including closing of the transactions discussed in this report and establishing a successful collaboration plan for the further development of MAX8 Technology and strategic partnerships, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of our legal action contesting U.S. Customs & Border Protection’s (CBP) decision denying the Company’s protests regarding the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panel; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in establishing alternative manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and conflicts in the Middle East, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBITS

Exhibit Title

99.1*	Share Sale and Purchase Agreement dated January 23, 2026
99.2*	Parent company guarantee dated January 23, 2026

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 23, 2026	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer